GO GO IPO, INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2024

(Unaudited)


GO GO IPO, INC.

Balance Sheet

As of December 31, 2024


ASSETS

Cash and cash equivalents	$10,000.00
Accounts receivable	$0.00

TOTAL ASSETS	$10,000.00

LIABILITIES

Accounts payable	$0.00

TOTAL LIABILITIES	$0.00

SHAREHOLDERS' EQUITY

Common Stock	$10,800.00
Additional Paid-in Capital	$0.00
Retained Earnings (Deficit)	$-800.00

TOTAL SHAREHOLDERS' EQUITY	$10,000.00

TOTAL LIABILITIES AND EQUITY	$10,000.00

GO GO IPO, INC.

Statement of Operations

For the year ended December 31, 2024

Revenue	$0.00
Operating Expenses	$800.00
Net Income (Loss)	$-800.00

GO GO IPO, INC.

Statement of Equity

For the year ended December 31, 2024

Beginning Balance	$0.00
Contributions	$10,800.00
Net Income (Loss)	$-800.00
Ending Balance	$10,000.00

GO GO IPO, INC.

Statement of Cash Flows

For the year ended December 31, 2024

Cash Flows From Operating Activities	
Net Income (Loss)	$-800.00
Cash Flows From Financing Activities	
Founder Contributions	$10,800.00
Cash at End of Period	$10,000.00

GO GO IPO, INC.

NOTES TO THE FINANCIAL STATEMENTS

Fiscal Year Ended December 31, 2024

1. ORGANIZATION AND PURPOSE

Go Go IPO, Inc. (the "Company"), is a corporation organized under the laws of the State of California. The Company is in the development stage and is focused on building a platform that allows everyday investors access to opportunities in annuities, insurance products, and startup equity investments traditionally limited to institutional or high-net-worth investors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Accounting - The Company prepares its financial statements on an accrual basis in accordance with U.S. GAAP. Revenues are recorded when earned and expenses are recorded when liabilities are incurred.

b) Fiscal Year - The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents - Cash and cash equivalents include cash and short-term liquid investments with an original maturity of three months or less, held in domestic financial institutions.

d) Legal Fees - Legal fees consist of professional services provided for incorporation, regulatory compliance, and equity financing activities.

e) Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

3. SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the fiscal year-end and determined that no events require recognition in the financial statements or disclosure under ASC Section 855-10, Subsequent Events.

4. SUBSIDIARY INFORMATION

Randall Clark Homes, Inc. is a wholly owned subsidiary formed for real estate development activities. As of the fiscal year-end, the subsidiary had no assets, no liabilities, and no operational activity. All organizational costs to date have been expensed at the parent-company level.